EXHIBIT (a)(5)

(SIDLEY AUSTIN BROWN & WOOD LLP LETTERHEAD)

January 19, 2004

By Facsimile

Gary J. Wolfe, Esq.
Seward & Kissel LLP
One Battery Park Plaza
New York, New York 10004

Dear Mr. Wolfe:

     The Board of Directors (the “GP Board”) of Westin Realty Corp. (the “General Partner”) has reviewed and discussed the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (“SEC”) by Kalmia Investors, LLC, Merced Partners Limited Partnership, Smithtown Bay, LLC, Global Capital Management, Inc., John D. Brandenborg and Michael J. Frey (collectively, the “Purchasers”) on January 8, 2004, as amended by Amendment No. 1 to the Schedule TO filed with the SEC by the Purchasers on January 9, 2004 and Amendment No. 2 to the Schedule TO filed with the SEC by the Purchasers on January 16, 2004 (the “Offer”). Section 11.01(b) of the Amended and Restated Agreement of Limited Partnership (the “Partnership Agreement”) of Westin Hotels Limited Partnership provides that the General Partner has the right to suspend transfers if and when the transfer would result in the transfer of 40% or more of the units when added to the total of all other sales and exchanges of units within the preceding twelve months. In connection with the Offer, the GP Board urges you to take one of two actions to address the transfer limitation set forth in Section 11.01(b). First, you could seek to obtain written consents from a majority of limited partners to amend the Partnership Agreement to render the transfer restriction contained in Section 11.01(b) of the Partnership Agreement inapplicable to the transfer of units in connection with the Offer. Alternatively, you could amend the Offer to covenant to consummate a back-end merger on the same financial terms as the Offer if the Offer is consummated. The GP Board believes that one or both of these alternatives would be considered an important factor for unit holders when reviewing the Offer.

     If you would like to discuss the foregoing, please do not hesitate to contact me.

Very truly yours,

/s/ Michael A. Gordon

Michael A. Gordon

cc:	Alan Schnaid Thomas Smith